19 January 2018

ASX ANNOUNCEMENT

Mission terminates option to acquire business operations of AUS Group

Mission NewEnergy Limited (ASX: MBT) (“Mission” or the “Company”) announces today that it has terminated the agreement signed to acquire the business operations of the AUS Group (“AUS”, “VENDORS”), a leading manufacturer of building materials products in Australia.

The transaction required AUS to complete the re-structure of AUS business operations and complete a pre-RTO funding round to meet immediate growth working capital requirements. AUS has not been able to fulfill these requirements.

MBT will continue to look for RTO opportunities and re-assess options available.

The Company’s securities will continue to be suspended from official quotation on the ASX on until such time that it fully complies with ASX re-admission listing rules including re-compliance with Chapter 1 & 2 of the Listing rules.

 Announcement Ends -

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com